Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is an Integration Update to NXP Employees from Rick Clemmer, distributed on August 13, 2015.

SETTING OURSELVES UP FOR GROWTH

Thursday, August 13, 2015

To: All NXP employees

The New NXP Approaches

It is a time of great anticipation for all of us, with the prospect of the merged NXP and Freescale getting closer by the day. Employees from both companies continue to be very engaged in the organization design to enable the new company. It has been almost five months since we first announced the combination of NXP and Freescale. We are on track and making excellent progress.

We are well into the detailed design phase, identifying best practises in twenty work streams involving more than 800 people from both companies. In short, this involves deciding which company’s business processes and systems is most suitable, as part of the implementation plans to be executed from Day One.

At the same time, we are creating meaningful direction in our go-to-market strategy so that we take full advantage of the opportunities the combined company provides with our key customers.

Getting the right people in the right roles

A critical element of our collective success is ensuring we have a comprehensive process for determining the right organization design, a clear operating structure, and identifying good matches, from a skills perspective, between people and roles as of Day One.

After announcing the MT and MT+1 during May and April, we had planned to introduce the MT+2 layer in late July or early August. Certain constraints including privacy and laws in some countries prevented us from doing this, obliging us instead to design and select in phases. Moreover, some business units and functions have requested more time to create their organization design and planning of personnel changes. Each organization is currently developing organizational charts and identifying any known changes which will occur up to 90 days after Day One.

Our objective is that every employee knows their role, organization and line manager as of Day One. Any individual not placed in the new organization during this phase will be notified of separation as soon as legally possible.

Because we are taking a broader view and designing the entire organization in these phases, we will not be publishing a company-wide MT+2 organizational announcement. Instead communication will be managed through the respective lines of businesses and functions.

A focused company

It is important that we maintain high levels of employee engagement during and after the integration process. We recently surveyed approximately 20% of our employees from both companies across a number of dimensions that describe how each organization does its work. We found that Freescale and NXP share a remarkably similar company culture. This will accelerate the integration of the combined new company. The survey results are also being used as important input to developing and activating an employee engagement plan which will further energize the organization as we get nearer to Day One and then begin to operate as a one company.

The start of a new journey for NXP

It has taken months of complex and involved work from both companies, and our goal is almost upon us. The remainder of the regulatory approval process is progressing as we had originally anticipated and we are on track to close the transaction in the fourth quarter of 2015. The creation of a true industry leader, formed from two technology and results-oriented companies, is a genuinely exciting prospect. Soon, we will be uniquely positioned to deliver differentiated product solutions that creates significant value for our customers and shareholders.

I am confident that our common purpose of making a difference in the marketplace with our combined product portfolio will be a source of motivation and pride as we move forward. I could not be more excited about the tremendous opportunities that await us as the new NXP. And I could not be prouder of the results you are delivering on top of the integration planning work that has been added to your already busy workdays.

We still have some way to go before Day One, so let’s make every day count, with the kind of work that only we can do!

Rick Clemmer

CEO